

MAIL STOP 3561

February 12, 2009

Mr. John Van Zyll
Chief Executive Officer
Diversified Product Inspections, Inc.
1059 E. Tri-County Blvd.
Oliver Springs, TN 37840

      Re: **Diversified Product Inspections, Inc.**
             Schedule 14A
             File No. 000-25429
             Filed December 1, 2008

Dear Mr. Van Zyll:

      We have completed our review of your filing and have no further comments at this time.

                  Sincerely,

                  John Reynolds
                  Assistant Director

Cc: Michael Harris
Fax: 561-659-0701